GAMECORP LTD. (FORMERLY EIGER TECHNOLOGY, INC.)
AND SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2009
(EXPRESSED IN CANADIAN DOLLARS)

Unaudited, prepared by Management
(Stated in Canadian Dollars)

The unaudited interim consolidated financial statements of Gamecorp Ltd. (the “Company”) have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of the National Instrument 51-102 Continuous Disclosure Obligations.

CONTENTS

Consolidated Balance Sheets 3

Consolidated Statements of Operations 4

Consolidated Statements of Cash Flows 5

Notes to Consolidated Financial Statements 6 - 22

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Balance Sheets

ASSETS	June 30, 2009 (unaudited)	September 30, 2008 (audited)
Current
Cash and cash equivalents	$11,000	$-
Short term investments	-	15,000
Accounts receivable	15,000	57,000
Prepaid expenses and sundry assets	-	8,000
Notes receivable (note 4)	25,000	156,000
Total Current Assets	$51,000	$236,000
Equipment (note 6)	35,000	41,000
Advance to Corporation (note 7)	-	7,000
Investments (note 8)	1,370,000	1,976,000
Notes Receivable (note 4)	-	14,000
Due from Related Parties (note 9)	588,000	-
Assets of discontinued operations (note 5)	-	527,000
Total Long-Term Assets	1,993,000	2,565,000
Total Assets	$2,044,000	$2,801,000
LIABILITIES
Current
Bank indebtedness	$-	$30,000
Accounts payable and accrued charges	622,000	205,000
Due to related parties (note 9)	228,000	10,000
Notes payable (note 11)	552,000	605,000
Total Current Liabilities	1,402,000	850,000
		-
Total Liabilities	$1,402,000	$850,000
Commitments and Contingencies (note 13)

SHAREHOLDERS’ EQUITY
Share Capital (note 15)	45,285,000	44,286,000
Contributed Surplus (note 15c)	1,278,000	1,278,000
Unissued Share Liability (note 10)	100,000	800,000
Deficit	(46,021,000)	(44,600,000)
Accumulated Other Comprehensive Income	-	187,000
Total Shareholders’ Equity	642,000	1,951,000
Total Liabilities and Shareholders’ Equity	$2,044,000	$2,801,000

APPROVED ON BEHALF OF THE BOARD
“JOHN G. SIMMONDS” (Director)	“STEPHEN DULMAGE” (Director)

(The accompanying notes are an integral part of these consolidated financial statements.)

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Statements of Operations
For the three and nine months ended June 30

	For the Three Months Ended June 30, 2009	For the Nine Months Ended June 30, 2009	For the Three Months Ended June 30, 2008	For the Nine Months Ended June 30, 2008
Revenues	$62,000	$182,000	$94,000	$245,000
Expenses
General and administrative	265,000	816,000	296,000	762,000
Amortization of property and equipment	2,000	6,000	3,000	8,000
Total Expenses	267,000	822,000	299,000	770,000
Loss from Operations	(205,000)	(640,000)	(205,000)	(525,000)
Other Income (Expense)
Interest expense	(3,000)	(12,000)	-	-
Fair value adjustment to derivative financial instrument (note 12)	1,000	14,000	-	3,404,000
Gain on disposal of investments (notes 5 and 9)	31,000	31,000	-	657,000
Equity share of loss of investee	(127,000)	(430,000)	(60,000)	(132,000)
Writedown of advance to corporation (note 7)	-	(5,000)	-	-
Foreign exchange gain (loss)	(131,000)	150,000	-	-
Total Other Income (Expense)	(229,000)	(252,000)	(60,000)	3,929,000
Earnings (Loss) from Continuing Operations	(434,000)	(892,000)	(265,000)	3,404,000
Earnings (Loss) from Discontinued Operations (no tax effect) (note 5)	-	(529,000)	20,000	27,000
Net Earnings (Loss)	(434,000)	(1,421,000)	(245,000)	3,431,000
Deficit – beginning of period	(45,587,000)	(44,600,000)	(43,752,000)	(47,428,000)
Deficit – end of period	$(46,021,000)	$(46,021,000)	$(43,997,000)	$(43,997,000)
Earnings (Loss)Per Weighted Average Number of Shares Outstanding – Basic
Continuing Operations	$(0.057)	$(0.109)	$(0.063)	$0.806
Net Earnings (Loss)	$(0.057)	$(0.173)	$(0.058)	$0.810
Weighted Average Number of Shares Outstanding – Basic	8,207,015	7,551,943	4,230,205	4,233,764

Other Comprehensive Income:
Net Earnings (Loss)	$(434,000)	$(1,421,000)	$(245,000)	$3,431,000
Add: Unrealized holding gain (loss) on marketable securities	100,000	(187,000)	(30,000)	(30,000)

Other Comprehensive Income (Loss)	$(334,000)	$(1,608,000)	$(275,000)	$3,401,000

(The accompanying notes are an integral part of these consolidated financial statements.)

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
	For the Three Months Ended June 30, 2009	For the Nine Months Ended June 30, 2009	For the Three Months Ended June 30, 2008	For the Nine Months Ended June 30, 2008
Cash Flows from Operating Activities
Net earnings (loss) from continuing operations	$(434,000)	$(892,000)	$(265,000)	$3,404,000
Adjustments for:
Amortization of property and equipment	2,000	6,000	3,000	8,000
Share of equity loss	127,000	430,000	60,000	132,000
Foreign exchange gain (loss)	130,000	(150,000)	-	-
Write down of advance to corporation	-	5,000	-	-
Fair value adjustment on derivative financial instrument	(1,000)	(14,000)	-	(3,404,000)
Gain on disposal of investments	(31,000)	(31,000)	-	(657,000)
Changes in Non-Cash Working Capital:
Accounts receivable	(10,000)	42,000	37,000	(18,000)
Prepaid expenses and sundry assets	1,000	8,000	3,000	(4,000)
Accounts payables and accrued charges	130,000	417,000	(147,000)	(170,000)
Net funds (used in) continuing operating activities	(86,000)	(179,000)	(309,000)	(709,000)
Net earning (loss) from discontinued operations	-	(529,000)	20,000	27,000
Adjustments for:
Assets and liabilities of discontinued operations	-	529,000	(270,000)	(729,000)
Cash Flows from Investing Activities:
Purchase of property and equipment	-	-	(2,000)	(2,000)
(Increase) decrease in investments	2,000	(21,000)	(314,000)	(900,000)
Increase (decrease) in advances to/from related parties, net	(231,000)	(370,000)	752,000	2,262,000
Proceeds from sale of investments	190,000	190,000	-	331,000
Decrease in notes payable	-	-	(385,000)	(385,000)
(Increase) decrease in note receivable	23,000	148,000	154,000	(257,000)
Net funds provided by (used in) investing activities	(16,000)	(53,000)	205,000	1,049,000
Cash Flows from Financing Activities:
Bank indebtedness	-	(30,000)	(14,000)	(6,000)
Proceeds received on private placement	100,000	300,000	375,000	375,000
Repayment of notes payable	(3,000)	(42,000)	-	-
Decrease in short term investments	-	15,000	-	-
Net funds provided by financing activities	97,000	243,000	361,000	369,000
Net (Decrease) Increase in Cash	(5,000)	11,000	7,000	7,000
Cash – beginning of period	16,000	-	-	-
Cash – end of period	$11,000	$11,000	$7,000	$7,000
Supplemental information provided in note 20.

(The accompanying notes are an integral part of these consolidated financial statements.)

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2009

1.       Organization and Nature of Business

Gamecorp Ltd. (the "Company" or "Gamecorp") was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario. On May 28, 2008, the Company changed its name from Eiger Technology, Inc. to Gamecorp Ltd.  The Company is listed as an issuer on the CNSX and a foreign issuer on the NASD Over-the-Counter Bulletin Board.

The Company is an investment and merchant banking enterprise focused on the development of its investments. The Company’s current primary investments are in the Gaming and Technology sectors. InterAmerican Gaming, Inc. (“InterAmerican”) (formerly Racino Royale, Inc.), and Gate To Wire Solutions, Inc. (“Gate To Wire”) (formerly TrackPower, Inc.) are development stage enterprises involved in international gaming ventures. The Company has invested in Baymount Incorporated (“Baymount”), which is developing a gaming entertainment centre in Belleville, Ontario, and two portfolio non-core investments in Copernic Inc. (“Copernic”) and Gamtech International Inc. (“Gametech”). The Company has a legacy investment stake in Newlook Industries Corp. (“Newlook”), an enterprise with technology and telecommunications investments.

InterAmerican

InterAmerican is developing Latin American gaming opportunities through its subsidiaries InterAmerican Operations, Inc. and IAG Peru S.A.C.

As of June 30, 2009 the Company holds a 45.2% interest in InterAmerican. InterAmerican and the Company have certain common officers and directors.

Gate To Wire

Gate To Wire is being reorganized and will focus on distributing live horseracing signals in Latin America through a recently acquired license. On June 30, 2009, the Company holds a 16.9% ownership interest in Gate To Wire. Gate To Wire and the Company have certain common officers and directors.

Baymount

Baymount is redeveloping a horseracing and gaming facility in Canada. During the quarter ended June 30, 2009 the Company disposed of its investment in Baymount. Prior to the sale the Company held a less than 1% ownership interest in Baymount. Baymount and the Company have a common director.

Newlook

Newlook has made investments in renewable energy and telecommunications. As at June 30, 2009 the Company holds a 16.6% ownership interest in Newlook. Newlook and the Company have certain common officers and directors.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2009

2.	Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles ("GAAP") and accounting principles generally accepted in the United States of America.

The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $1,351,000 and an accumulated deficit of $46,021,000 as at June 30, 2009.  The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase management fees and interest income, and sustain profitable operations.  Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future share issuance and increased management fees to existing and future investees will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

3.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, except as noted in note 17, is consistent in all material respects with accounting principles generally accepted in the United States of America.  The principal accounting policies followed by the Company are as follows:

a)	Basis of Presentation

The accompanying consolidated financial statements include the accounts of Gamecorp and its subsidiaries are presented in Canadian dollars under the accrual method of accounting.  All significant intercompany transactions and balances have been eliminated upon consolidation.

The Company has the following subsidiaries:

Name of Corporation	% Ownership
Alexa Properties Inc.*	100%
ETIFF Holdings (BC) Ltd.*	100%
Club Connects Corp.*	100%
EigerNet Inc.*	58.4%
Applied Lighting Technologies Inc.*	75%
Energy Products International Ltd.*	75%
International Balast Corp.*	75%
Call Zone Canada Inc.*	100%
990422 Ontario Ltd.*	100%
* Inactive or holding company only

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2009

b)	Discontinued Operations

The Company has recognized the results of its investment in Newlook as discontinued operations. During fiscal 2007 the Company made a decision to dispose of its investment over time to focus on other gaming based opportunities.

c)	Short Term Investments

Short term investments are carried at the lower of cost or fair value and consist of guaranteed investment certificates.

d)	Equipment

Equipment is stated at cost.  Amortization, based on the estimated useful lives of the assets, is provided using the under noted annual rates and methods:

Furniture and fixtures                                                                  20%Declining balance
Computer equipment                                                                  30%Declining balance

e)	Investments

Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company's ability to exercise significant influence over the operating and financial policies of the investee.

Equity Investments

Equity investments are recorded at original cost and adjusted periodically to recognize the Company's proportionate share of the investees' net income or losses after the date of investment. When net losses from an equity accounted for investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for. The Company resumes accounting for the investment under the equity method when the entity subsequently reports net income and the Company's share of that net income exceeds the share of net losses not recognized during the period the equity method was suspended. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred. When an equity accounted for investee issues its own shares, the subsequent reduction in the Company's proportionate interest in the investee is reflected in income as a proportionate interest deemed dilution gain or proportionate interest loss on disposition.

Cost Investments

Investments are recorded at original cost and written down only when clear evidence that a decline in value, other than temporary, has occurred.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2009

f)	Advertising Costs

The Company expenses advertising costs as incurred.

g)	Long-lived Asset Impairment

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed based on the carrying amount of a long-lived asset compared to the sum of the future undiscounted cash flows expected to result from the use and the eventual disposal of the asset.  An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.  No impairments have been recorded.

h)	Financial Risk Management

The Company has exposure to credit risk, foreign exchange risk and liquidity risk. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on the consolidated financial statements.

Credit Risk

The Company's financial assets that are exposed to credit risk consist primarily of accounts receivable and notes receivable. At June 30, 2009, the balance of accounts receivable was $15,000, the balance of notes receivable at cost was $26,000. Accounts receivable represent GST refunds, the collection of which has typically spanned abnormal periods of time. Notes receivable are secured by common shares of Newlook which had a fair value of $67,000 on June 30, 2009.

Foreign Exchange Risk

Foreign exchange risk arises from the extent of assets invested in U.S. dollars. The Company’s investment in Gate To Wire and InterAmerican are in U.S. dollars. At June 30, 2009, prior to adjustments for share of equity losses, the amount invested in InterAmerican at cost was US$894,000 and the amount invested in Gate To Wire at cost was US$393,000. A one cent change in the value of the U.S. dollar relative to the value of the Canadian dollar would result in a CAD$17,000 change in value of these investments. The Company monitors foreign exchange fluctuations and may execute hedges to counterbalance currency movements.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages liquidity risk by closely monitoring changing conditions in its investees, participating in the day to day management and by forecasting cash flows from operations and anticipated investing and financing activities.

The Company has recently been reorganized and moved in a new business direction. At June 30, 2009, there is doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and a $1,351,000 working capital deficit. The Company’s ability to

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2009

improve the liquidity of its investees is important however, the development of future operations and the success of its investments is also dependant upon the investee’s ability to raise funds independently.

i)	Revenue Recognition

Operating revenues are recognized when they are earned, specifically, when services are provided, products are delivered to customers, persuasive evidence of an arrangement exists, amounts are fixed or determinable, and collectibility is reasonably assured. The Company's principal sources of revenue are management fees from investees and interest income from loans provided recognized on an accrual basis.

Revenues are recognized upon approval by regulatory authority as a result grant income is recognized subsequent to the race date; whereas, wagering revenues are recognized on the race date.

j)	Income Taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

k)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings (loss) per share, according to the treasury stock method, assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted earnings (loss) per share calculation. The diluted earnings (loss) per share calculation assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings (loss) per share. Stock options and share purchase warrants outstanding are not included in the computation of diluted loss per share if their inclusion would be anti-dilutive.

l)         Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2009

during the reporting period.  Actual results could differ from those estimates.  These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

m)	Stock Based Compensation

The Company accounts for stock based compensation which includes the issuance of options of equity instruments using the fair value method. The estimated fair value is amortized to expense over the period in which the related services are rendered, which is usually the vesting period of the options. All outstanding options are classified as contributed surplus within shareholders’ equity and carried at their fair value.

n)	Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into Canadian dollars at the foreign currency exchange rate in effect at each balance sheet date. Non-monetary items in foreign currencies are translated into Canadian dollars at historical rates of exchange except for those carried at market which are translated at the foreign currency exchange rate in effect at each balance sheet date. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the weighted average foreign current exchange rate for the year. Translation gains and losses are included in determining net earnings.

4.       Notes Receivable

	June 30, 2009	September 30, 2008
Former optionees	25,000	170,000
Total	25,000	170,000
Less : current portion	(25,000)	(156,000)
Long term	$-	$14,000

Former Optionees

On March 31, 2008, the Company sold 3,702,000 Newlook common shares to former optionees who had previously held an option to acquire the Newlook securities (note 5). The purchase price was $586,000 being the same price per share as the cancelled option exercise price. In payment, the third parties provided non-interest bearing promissory notes totaling $586,000 with varying repayment dates between March 8, 2009 and March 8, 2010. On June 30, 2009 there remained $26,000 outstanding under the notes receivable. The notes receivable are secured by 258,000 Newlook common shares which had a fair value of $67,000 on June 30, 2009. The Company has determined the fair value of the notes receivable at June 30, 2009 to be $25,000 and accordingly recorded a $1,000 gain to income during the three month period ended June 30, 2009. Year to date June 30, 2009 the Company has recorded a $3,000 gain to income associated with the notes receivable.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2009

5.               Discontinued Operations

The Company regards its investment in Newlook as discontinued operations and has done so since fiscal 2007.

During fiscal 2008, options to acquire 1,970,000 Newlook shares were exercised in March 2008, for proceeds of $269,000 resulting in a gain of $189,000 being recorded. Also in March 2008, the optionees agreed to acquire 3,702,000 Newlook common shares formerly under option (note 4) and the Company agreed to pay a $0.30 cancellation fee on 4,178,000 options (note 11), which effectively cancelled all remaining options granted. The Company recorded a gain of $409,000 as a result of the disposal of 3,702,000 shares. The Company acquired a further 1,105,500 Newlook common shares for cash proceeds of $731,000.

The Company recorded $529,000 as its share of Newlook losses during the nine month period ended June 30, 2009 effectively writing down the Company’s investment to $nil.

During the quarter ended June 30, 2009, the Company sold 609,500 Newlook common shares for net proceeds of $161,000. As the Newlook shares were written down to $nil in the prior period the Company recognized a gain to the full extent of the proceeds received.

On June 30, 2009, the Company held 4,884,000 Newlook common shares representing a 16.6% interest.

The operations of Newlook are presented in the consolidated financial statements as discontinued operations as follows:

	Three months ended June 30, 2009	Nine months ended June 30, 2009	Three months ended June 30, 2008	Nine months ended June 30, 2008
Share of earnings (loss) of equity accounted investee	-	(529,000)	20,000	27,000
Income taxes	-	-	-	-
(Loss) from discontinued operations	-	(529,000)	20,000	27,000

Assets presented in the consolidated balance sheets include the following assets of discontinued operations:

	June 30, 2009	September 30, 2008
Current assets	$-	$-
Investments	-	527,000
Assets of discontinued operations	$-	$527,000

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2009

6.	Equipment

	Cost	Accumulated Amortization	June 30, 2009 Net Book Value	September 30,2008 Net Book Value
Furniture and fixtures	$144,000	111,000	$33,000	$38,000
Computer equipment	5,000	3,000	2,000	3,000
	$149,000	114,000	$35,000	$41,000

7.        Advance to Corporation

	June 30, 2009	September 30, 2008

Advance to Lexatec VR Systems Inc.	$-	$7,000

The advance noted above is non-interest bearing, has no specific terms of repayment and is secured by a pledge of reciprocal shareholdings. During the nine month period ended June 30, 2009 the Company recorded a $5,000 write down of the advance to the fair value of the security. The underlying security consisted of 23,190 shares of the Company’s common stock which were returned to the Company for cancellation in February 2009.

8.        Investments

a)	InterAmerican

The Company recorded $332,000 as its share of InterAmerican losses during the nine month period ended June 30, 2009 ($102,000 during the three month period ended June 30, 2009).

On June 30, 2009, the Company held 30,662,600 InterAmerican common shares valued at $938,000, representing a 45.2% interest.

b)	Gate To Wire

Effective October 1, 2008, the Company changed from accounting for its investment in Gate To Wire from available-for-sale treatment to equity accounting.

During the nine month period ended June 30, 2009, the Company acquired an additional 90,000 Gate To Wire common shares for cash payment totaling $11,000.

The Company also recorded $98,000 as its share of Gate To Wire losses during the nine month period ended June 30, 2009 ($25,000 during the three month period ended June 30, 2009).

On June 30, 2009, the Company held 4,690,000 Gate To Wire common shares valued at $432,000, representing a 16.9% interest.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2009

c)        Baymount

The Company accounted for its investment in Baymount as an available-for-sale investment measured at fair value.  Unrealized gains or losses were recorded in accumulated other comprehensive income within shareholders’ equity.

The Company purchased 1,501,000 Baymount common shares representing a 1% ownership interest. The Company paid $150,000 in cash to acquire the shares. There were approximately 139,000,000 Baymount shares outstanding.

During the three month period ended June 30, 2009, the Company disposed of its investment in Baymount for net proceeds of $22,000 and accordingly recorded a loss on disposal of $128,000.

At March 31, 2009, management determined that the fair value of the Baymount investment was $53,000 and accordingly had recorded a $98,000 unrealized loss in accumulated other comprehensive income. As a result of the disposition the unrealized loss in accumulated other comprehensive income was reversed during the current period.

d)	Copernic

The Company accounted for its investment in Copernic as an available-for-sale investment measured at fair value.  Unrealized gains or losses are recorded in accumulated other comprehensive income within shareholders’ equity.

On April 6, 2009, the Company disposed of its investment in 19,300 Copernic common shares for net proceeds of $4,000. The Company paid $4,000 in cash to acquire the shares and accordingly no gain or loss was recorded on disposition.

e)	Gametech

The Company accounted for its investment in Gametech as an available-for-sale investment measured at fair value.  Unrealized gains or losses are recorded in accumulated other comprehensive income within shareholders’ equity.

On April 6, 2009, the Company disposed of its investment in 2,300 Gametech common shares for net proceeds of $3,000. The Company paid $5,000 in cash to acquire the shares and accordingly has recorded a loss on disposal of $2,000. As a result of the sale the Company has reversed a $2,000 unrealized loss in accumulated other comprehensive income during the current period.

f)	Investment activity during the nine month period ended June 30, 2009 can be summarized as follows:
	Equity share of (loss)	(Loss) on disposal of shares	Carrying value	Other comprehensive (loss)
InterAmerican	$(332,000)	$-	$938,000	$-
Gate To Wire	(98,000)	-	432,000	-
Baymount	-	(128,000)	-	-
Copernic	-	-	-	-
Gametech	-	(2,000)	-	-
Total	$(430,000)	$(130,000)	$1,370,000	$-

9.       Due from/to Related Parties

Amounts due from related parties are as follows:

	June 30, 2009	September 30, 2008
InterAmerican	$333,000	$-
Gate To Wire	255,000	-
Total	$588,000	$-

Amounts due from related parties were unsecured and had no specific repayment dates. Interest accrued on the amounts from Newlook at Canada Revenue Agency’s prescribed annual interest rate plus 2% per annum. Amounts due from InterAmerican were non-interest bearing.

Amounts due to related parties are as follows:

	June 30, 2009	September 30, 2008
Newlook and subsidiaries	$91,000	$10,000
Officers and/or directors	137,000	-
Total	$228,000	$10,000

Amounts due to Newlook bear interest at the Canadian Revenue Agency’s prescribed rate, are unsecured and have no specific repayment dates. Amounts due to officers and directors are non-interest bearing other than a $75,000 portion which bears interest at 12% per annum.

10.       Unissued Share Liability

On June 1, 2009, the Company received $100,000 from a related party investor under a $0.10 common share private placement. The related party investor is an entity which has and officer and director who is also a director of the Company. Subsequent to June 30, 2009, the Company issued 1,000,000 common shares to the investor.

During fiscal 2008, the Company received $560,000 in cash from investors under a $0.25 per share common stock share subscriptions and issued common stock in lieu of a $240,000 promissory note. As of September 30, 2008, the private placement had not yet closed and accordingly the Company recorded a total of $800,000 unissued share liability. The Company was obligated to issue 3,200,000 common shares to settle this liability.

On November 10, 2008, the Company closed the private placement by issuing 4,000,000 common shares at $0.25 per share.

11.	Notes Payable

On March 31, 2008, the Company agreed to issue non-interest bearing promissory notes to certain former Newlook option holders totaling $1,253,000 representing a cancellation fee of $0.30 per

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2009

option on 4,178,000 cancelled Newlook options (note 5). Pursuant to the terms of the note, the Company is obligated to pay $251,000 on the first day of the month for 5 consecutive months beginning May 1, 2008. The Company did not make payments as originally contemplated, however as of September 30, 2008, the Company reduced the promissory notes with cash payments totaling $398,000 and a credit of $240,000, to a note holder who agreed to subscribe for common shares. On June 30, 2009, the Company remains in default and $573,000 is unpaid under these promissory notes. At June 30, 2009, the fair value of the notes payable was $552,000, the same value as at March 31, 2009 and accordingly the Company did not record a fair value gain or loss in income during the current period.

12.	Derivative Financial Instrument

During fiscal 2007, the Company issued call options to third party investors to acquire 14,000,000 common shares of the Company’s investment in Newlook exercisable at $0.10 per share expiring in tranches of 2,000,000 shares on each of March 18, 2007, September 18, 2007, March 18, 2008,
September 18, 2008, March 18, 2009, September 18, 2009 and March 18, 2010.

On September 28, 2007, the Company cancelled options to acquire 900,000 common shares issued in January 2007 and reissued the options to Wireless Age Communications, Inc., a majority owned subsidiary of Newlook at an exercise price of $0.40 per share.

Prior to the end of the 2007 fiscal year, 4,000,000 of the options were exercised and at September 30, 2007, options to purchase 10,000,000 Newlook common shares were outstanding.

In March 2008, 1,970,000 options were exercised, 3,702,000 options were effectively cancelled by the sale of the underlying shares to the optionee (note 4) and 4,178,000 options were cancelled in exchange for a $0.30 fee per option (note 11). The derivative financial instrument was effectively cancelled and accordingly the Company recorded a $3,404,000 gain in the statement of operations in 2008, representing the final adjustment or extinguishment of the derivative financial instrument.

13.	Commitments and Contingencies

A claim outstanding against various related parties, including the Company, by a former employee for wrongful dismissal, alleging breach of contract, punitive and aggravated damages and costs was settled by Newlook during the current period. The Company was released from involvement in the claim.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2009

14.	Financial Instruments

The Company has classified its financial instruments as follows:

	June 30, 2009		September 30, 2008
	Carrying amount	Fair value	Carrying amount	Fair Value
Financial assets
Short term investments, held for trading measured at fair value	$-	$-	$15,000	$15,000
Accounts receivable, held-for trading measured at fair value	15,000	15,000	57,000	57,000
Notes receivable, held-for-trading measured at fair value	26,000	25,000	175,000	170,000
Due from related parties, loans and receivables measured at amortized cost	588,000	588,000	-	-
Investments, available-for-sale measured at fair value	-	-	624,000	810,000
Advance to corporation, held-for-trading measured at fair value	-	-	16,000	7,000
	$629,000	$628,000	$887,000	$1,059,000
Financial liabilities
Bank indebtedness, other financial liability measured at amortized cost	$-	$-	$30,000	$30,000
Accounts payable and accrued charges, other financial liability measured at amortized cost	622,000	622,000	205,000	205,000
Due to related parties, other financial liability measured at amortized cost	228,000	228,000	10,000	10,000
Notes payable, held-for-trading measured at fair value	573,000	552,000	615,000	605,000
	$1,423,000	$1,402,000	$860,000	$850,000

Held-for-trading assets and liabilities are carried at fair value. Loans and receivables assets and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest method. For accounts receivable, due from or to related parties, bank indebtedness, accounts payable and accrued charges and liabilities of discontinued operations, the carrying amounts approximate fair value because of the short maturity of these instruments. Notes receivable and payables which are non-interest bearing are carried at fair value.

The year to date fair value adjustments to financial instruments are summarized as follows:

	June 30, 2009	June 30, 2008
Derivative financial instrument – note 12	$-	$3,404,000
Notes receivable – note 4	3,000	-
Notes payable – note 11	11,000	-
Total gain	$14,000	$3,404,000

15.	Share Capital

Authorized: 100,000,000 Common Shares without par value

On June 24, 2008, the Company completed a share consolidation on a one post-consolidation common share for ten pre-consolidation common shares.

On November 10, 2008, the Company closed a non-brokered private placement of $1,000,000 by issuing 4,000,000 common shares at $0.25 per share.

On February 9, 2009, Lexatec VR Systems Inc. returned to the Company 23,190 shares of the Company’s common stock for cancellation (note 7).

Issued:

	Nine Months Ended June 30, 2009		Fiscal Year 2008
	No. of Shares	Amount	No. of Shares	Amount
Beginning of period	4,230,205	44,397,000	42,430,174	$44,397,000
Issued in private placement	4,000,000	1,000,000	-	-
Reissued treasury shares	-	(22,000)	-	-
Cancelled prior to consolidation	-	-	(128,125)	-
Cancelled due to consolidation	-	-	(42,302,049)	-
Issued due to consolidation	-	-	4,230,205	-
Cancelled	(23,190)	(1,000)	-	-
End of period	8,207,015	45,374,000	4,230,205	44,397,000
Treasury shares	-	-	(4,112)	(22,000)
Warrants		(89,000)	-	(89,000)
	8,207,015	45,285,000	4,226,093	$44,286,000

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2009

a) Stock Options

The Company awards unconditional stock options to employees, officers, directors and others at the recommendation of the Chief Executive Officer (“CEO”) under an incentive stock plan (the "Plan").  Options are granted at the fair market value of the shares on the day granted, and vest over various terms.  Compensation expense is recognized when options are issued.

Stock options outstanding on June 24, 2008 were adjusted for a common share consolidation based on one post-consolidation common share for each ten pre-consolidation common shares. Through the share consolidation 2,371,000 options with a weighted average exercise price (“WAEP”) price of $0.65 were cancelled and replaced by 237,100 with a WAEP of $6.46.

The following is a continuity schedule of outstanding options for the reporting periods.

	No. of Options	3Q 2009 WAEP	No. of Options	Fiscal 2008 WAEP
Beginning of period	237,100	$6.46	2,791,000	$0.63
Expired	(119,600)	(9.02)	420,000	(0.55)
Cancelled	-	-	(2,371,000)	(0.65)
Issued	-	-	237,100	6.46

End of period	117,500	$4.00	237,100	$6.46

The total proceeds that would be generated upon exercise of all issued and outstanding options is approximately $470,000.

b) Warrants

The Company issued warrants to acquire 10,710,000 common shares during fiscal 2007. The warrants were included in units issued of one common share and three purchase warrants.

Warrants outstanding on June 24, 2008 were adjusted for a common share consolidation based on one post-consolidation common share for each ten pre-consolidation common shares. Through the share consolidation, warrants to acquire 7,140,000 common shares with a WAEP of $0.63 were cancelled and replaced with 714,000 warrants with a WAEP of $6.25.

The following is a continuity schedule of outstanding warrants for the nine month period ended June 30, 2009.

	No. of Warrants	WAEP
September 30, 2008	714,000	$6.25
Expired	(357,000)	5.00
June 30, 2009	357,000	$7.50

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2009

The following table summarizes purchase warrants information outstanding as at March 31, 2009.

No. Outstanding	Expiry Date	Exercisable Date	WAEP
357,000	May 7, 2010	May 7, 2009	7.50

c) Contributed Surplus

Contributed surplus opening balance consisted of stock-based compensation only and the closing balance represents stock-based compensation of $1,189,000 and $89,000 representing the fair value of warrants issued during fiscal 2007 as part of financing.

16.       Related Party Transactions

All transactions within the corporate group are in the normal course of business and are recorded at the exchange value agreed to by the related parties.  Inter-company transactions and balances are eliminated upon consolidation.

Service fees charged by directors, officers or corporations owned by management personnel during the nine month period ended June 30, 2009 totaled $458,000 (2008 - $355,000).

Management fees earned from investees during the period totaled $180,000 (2008 - $180,000) and interest income earned from investees during the current period was $2,000 (2008 - $65,000).

Included in accounts payable are payables to directors, officers or corporations owned by management personnel of $406,000 (Sep. 2008 - $105,000).

17.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from U.S. GAAP. There were no material differences between Canadian and U.S. GAAP.

18.       Changes in Accounting Policies

Effective September 1, 2007, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3855: Financial Instruments - Recognition and Measurement (“CICA 3855”). CICA 3855 establishes standards for recognizing and measuring financial instruments, including the accounting treatment for the changes in the fair value. As required by CICA 3855, and consistent with the accounting policy for the investments used to prepare the prior year’s consolidated financial statements, investments continue to be presented at fair value. As permitted by CICA 3855, the Company’s other financial assets and liabilities continue

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2009

to be presented at amortized cost which approximates the adoption of CICA 3855. The adoption did not have an impact on the financial statements in the prior or current year.

On September 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes” which prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in the accounting policies, changes in accounting estimates and the correction of errors. The standard did not affect the Company’s consolidated financial position, results of operations or cash flows.

19.       Recent Accounting Pronouncements

a)	International Financial Reporting Standards

The CICA plans to converge Canadian Generally Accepted Accounting Principle with International Financial Reporting Standards (“IFRS”) effective January 1, 20011 for publicly accountable enterprises. The transition date of January 1, 2011 for the Company will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been determined at this time.

b)	Goodwill and Intangible Assets

In 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets ("CICA 3064"). CICA 3064, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the interim and annual financial statements for periods commencing January 1, 2009. The standard will not significantly impact the Company’s financial statements.

20.       Supplemental Cash Flow Disclosure

During the nine month periods ending June 30, 2009 and 2008, the Company had cash flows arising from interest and income taxes paid as follows:

	2009	2008
Interest paid	$12,000	$-

Income taxes paid	$-	$-

During the nine month periods ending June 30, 2009 and 2008 the Company did not have any non-monetary transactions.

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three and nine months ended June 30, 2009

21.	Economic Dependence

A substantial portion of the Company's revenue is derived from management fees charged to investees. The following management fees are recorded in the consolidated financial statements:

	June 30, 2009	June 30, 2008
InterAmerican	$135,000	$135,000
Gate to Wire	45,000	45,000
	$180,000	$180,000

22.       Segmented Information

In 2009 and 2008 the Company operated in only one segment known as corporate. All assets and liabilities in these financial statements belong to Gamecorp.

23.	Comparative Figures

Interest income during the three and nine month period ended June 30, 2008 has been reclassified as revenue in order to conform to the current year’s financial statement presentation. In addition, weighted average number of shares outstanding for the period ended June 30, 2008, have been restated to reflect the share consolidation (note 15).

24.	Subsequent Events

On July 9, 2009, the Company issued 1,000,000 common shares under a private placement at $0.10 per common share.

On July 13, 2009, the Company announced that it intended to acquire Grandvue Inc. and an 18% secured convertible promissory note issued by Function Mobile Inc., from Newlook, in exchange for 2 million Newlook common shares held by the Company. Grandvue has provided equipment lease financing to a subsidiary of the Company’s investee InterAmerican. The transaction is subject to regulatory and board of director approval and as of the date of these financial statements has not closed.

On August 7, 2009, the Company held its 2009 annual general meeting and reelected John Simmonds, Jason Moretto, Stephen Dulmage, Neil Romanchych and Graham Simmonds as directors of the Company. In addition SF Partnership LLP was appointed auditors of the Company and the directors of the Company were authorized to increase the authorized number of common shares from 100,000,000 to 125,000,000.